INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

June 6, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”)
File No. 333-122901
on behalf of Ramius Trading Strategies Managed  Futures Fund

The Trust is filing Post-Effective Amendment No. 155 to its Registration Statement under Rule 485(a)(2) to create a new series, Ramius Trading Strategies Managed Futures Fund.

Please direct your comments to:

            Laurie Dee
            Bingham McCutchen LLP
            (714) 830-0679

If you have any questions, please call me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI

Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360